Exhibit 7.1

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES IN ACCORDANCE WITH IFRS

	Year ended December 31,
	2013	2012
	(thousands of nominal pesos
	for 2011 and 2012, except ratio data)
Income (Loss) Before Income Tax	(1,235,424)	(120,528)
Determination of the Ratio Fixed charges:
Interest expense	223,678	295,757
Interest capitalized during period	—	5,184
Rental expense	24,713	109,319
Amortization of Debt issuance costs	107,053	—
Total fixed charges	355,444	410,260
Earnings:
Income (loss) from continuing operations	(1,235,424)	(120,528)
Fixed charges	355,444	410,260
Amortization of capitalized interest	22,987	26,972
Less: interest capitalized during period	—	(5,184)
Total earnings	(856,993)	311,520
Ratio of Earnings to Fixed Charges	(2.41)	0.76
Insufficiency (sufficiency)	1,212,437	98,740